FIRST PERSON LTD.

1840, 444 – 5th Ave., SW

Calgary, AB, T2P 2T8

Canada

August 6, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Re:	First Person Ltd. Request to Withdraw Registration Statement on Form S-1 File No. 333-264707

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), First Person Ltd. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-1 (File No. 333-264707), together with all amendments and exhibits thereto (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on May 5, 2022, be withdrawn, effective as of the date hereof, or as soon as practicable thereafter. The reason for such withdrawal is that the Company has determined not to pursue the public offering to which the Registration Statement relates and will consider other alternatives. The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold pursuant to the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Pursuant to Rule 477(c) under the Securities Act, the Company advises the Commission that it may, upon consideration of its financing needs and options, undertake one or more subsequent private offerings in reliance on Rule 155(c) under the Securities Act.

Pursuant to Rule 477(b), the Company understands that this request to withdraw the Registration Statement will be deemed granted as of the date hereof unless the Company receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

Thank you for your assistance and cooperation in this matter.

Very truly yours,

FIRST PERSON LTD.

By:	/s/ Cory Rosenberg
Name:	Cory Rosenberg
Title:	Chief Executive Officer